UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Publix Super Markets, Inc.

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

None

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. None	Page 2 of 5 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Carol J. Barnett
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5	Sole Voting Power 37,592,528
	6	Shared Voting Power 31,296
	7	Sole Dispositive Power 37,592,528
	8	Shared Dispositive Power 31,296
9	Aggregate Amount Beneficially Owned by Each Reporting Person 39,056,026
10

Check if the Aggregate Amount in Row (9) Excludes Certain Shares    ☒

The Aggregate Amount in Row (9) excludes certain shares beneficially owned by Carol J. Barnett’s husband, Hoyt R. Barnett, as to which Carol J. Barnett disclaims beneficial ownership.

11	Percent of Class Represented by Amount in Row (9) 5.0%
12	Type of Reporting Person IN

SCHEDULE 13G

CUSIP No. None	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer:

Publix Super Markets, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2	(a).	Name of Person Filing:

Carol J. Barnett

Item 2	(b).	Address of Principal Business Office or, if none, Residence:

3300 Publix Corporate Parkway, Lakeland, FL 33811

Item 2	(c).	Citizenship:

United States

Item 2	(d).	Title of Class of Securities:

Common Stock, Par Value $1.00 Per Share

Item 2	(e).	CUSIP Number:

None

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person is a:

None

Item 4.	Ownership

Information regarding ownership of common stock of the issuer:

	(a)	Amount beneficially owned: 39,056,026

	(b)	Percent of class: 5.0%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 37,592,528

(ii) Shared power to vote or to direct the vote: 31,296

(iii) Sole power to dispose or to direct the disposition of: 37,592,528

(iv) Shared power to dispose or to direct the disposition of: 31,296

SCHEDULE 13G

CUSIP No. None	Page 4 of 5 Pages

As of December 31, 2012, Carol J. Barnett was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, (the “Act”) of a total of 39,056,026 shares of the Company’s common stock, or approximately 5.0% of the total outstanding shares of the Company’s common stock. Changes that occurred on or prior to such date and since the filing of the eighteenth amendment to the initial statement are reflected on Schedule 1 attached hereto.

Total shares beneficially owned as of December 31, 2012, include 1,432,202 shares of the Company’s common stock which are held in a Grantor Retained Annuity Trust (“GRAT”). Effective January 11, 2012, the trustee of the GRAT changed from Carol J. Barnett’s husband, Hoyt R. Barnett, to Tina P. Johnson resulting in Carol J. Barnett having no voting or investment power.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. None	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

/s/ Carol J. Barnett
Carol J. Barnett

Schedule 1

Shares Owned by Carol J. Barnett

Date	Shares Acquired	Shares Disposed of	Price (if applicable)	Description of Transaction

Sept-12	18,408			Distribution from irrevocable trust to child’s individual account, for which Carol J. Barnett has beneficial ownership
Dec-12		2,641,556		Transfer to children’s irrevocable trusts, for which Carol J. Barnett does not have beneficial ownership
Dec-12		612,358		Gifts